PAGE>    1



                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                               FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                For the Fiscal Year Ended December 31, 1997

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from ----to----

                       COMMISSION FILE NUMBER 1-11846


                              APTARGROUP, INC.
                      Profit Sharing and Savings Plan
                      --------------------------------
                          (Full title of the Plan)



                              APTARGROUP, INC.
                        ---------------------------
        (Name of issuer of certain securities held pursuant to the Plan)


                    475 WEST TERRA COTTA AVENUE, SUITE E
                            CRYSTAL LAKE, IL 60014
                    ------------------------------------
           (Address of Issuer's Principal Executive Office and Plan)

                              APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                 --------------------------------------------


Title                                                           PAGE
-----                                                           ----

Report of independent accountants                                 3

Financial statements:

      Statements of Net Assets Available
      for Benefits, with Fund Information,
      at December 31, 1997 and 1996                             4-7

      Statements of Changes in Net Assets Available
      for Benefits, with Fund Information,
      for the years ended December 31, 1997 and 1996           8-15

      Notes to financial statements                           16-23

Supplemental schedules:

      Assets held for investment purposes at
      December 31, 1997 (Schedule I)                          24-25

      Reportable transactions for year ended
      December 31, 1997 (Schedule II)                         26-28


Consent of Independent Accountants                          Exhibit A


Note: Supplementary schedules not included have been omitted because they are not applicable.


          3         REPORT OF INDEPENDENT ACCOUNTANTS
                    ---------------------------------
To the Participants and the
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup,Inc. Profit Sharing and Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Chicago, Illinois
June 15, 1998

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

                     STATEMENTS OF NET ASSETS AVAILABLE
                    FOR BENEFITS, WITH FUND INFORMATION,
                      AT DECEMBER 31, 1997 AND 1996
                      -----------------------------

                           Money Market                    Magellan
                               Fund                          Fund
                        ------------------           -------------------
ASSETS:                 1997          1996           1997           1996
                        ----          ----           ----           ----

Investments, at
 market value        $5,611,887    $5,451,545     $14,711,290  $11,727,436


Participant loans     1,052,002       846,506          --           --
                      ---------     ---------      ----------   ----------
                     $6,663,889   $ 6,298,051     $14,711,290  $11,727,436
                      '''''''''     '''''''''      ''''''''''   ''''''''''


Net assets available
 for benefits        $6,663,889    $6,298,051     $14,711,290  $11,727,436
                      '''''''''     '''''''''      ''''''''''   ''''''''''


         The accompanying notes are an integral part of this statement.

                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

                      STATEMENTS OF NET ASSETS AVAILABLE
                 FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
                        AT DECEMBER 31, 1997 AND 1996
                      --------------------------------


                                AptarGroup                 Growth and
                                Stock Fund                Income Fund
                           ---------------------     --------------------

ASSETS:                    1997          1996         1997        1996
                           ----          ----         ----        ----

Investments, at
 market value           $5,234,346    $3,191,712   $9,045,051  $5,535,499

Participant loans            --             --          --          --
                         ---------     ---------    ---------   ---------
                        $5,234,346    $3,191,712   $9,045,051  $5,535,499
                         '''''''''     '''''''''    '''''''''   '''''''''



Net assets available
 for benefits           $5,234,346    $3,191,712   $9,045,051  $5,535,499
                         '''''''''     '''''''''    '''''''''   '''''''''



       The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

                     STATEMENTS OF NET ASSETS AVAILABLE,
                FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
                      AT DECEMBER 31, 1997 AND 1996
                      -----------------------------


                              Managed                   Overseas
                            Income Fund                   Fund
                        ---------------------      ------------------
ASSETS:                   1997          1996       1997         1996
                          ----          ----       ----         ----

Investments, at
 market value         $1,199,213      $843,225   $535,777     $384,416


Participant loans          --             --        --            --
                       ---------       -------    -------      -------
                      $1,199,213      $843,225   $535,777     $384,416
                       '''''''''       '''''''    '''''''      '''''''



Net assets available
 for benefits         $1,199,213      $843,225   $535,777     $384,416
                       '''''''''       '''''''    '''''''      '''''''



      The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

                    STATEMENTS OF NET ASSETS AVAILABLE
               FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
                     AT DECEMBER 31, 1997 AND 1996
                     -----------------------------

                           Fidelity
                         Asset Manager                   TOTAL
                     ---------------------       ---------------------
                      1997         1996            1997         1996
                     -------     -------         -------       -------
ASSETS:

Investments, at
 market value       $177,843     $ 55,450      $36,515,407    $27,189,283

Participant loans        --          --          1,052,002        846,506
                     -------      -------       ----------     ----------
                    $177,843     $ 55,450      $37,567,409    $28,035,789
                     '''''''      '''''''       ''''''''''     ''''''''''




Net assets available
 for benefits       $177,843     $ 55,450      $37,567,409    $28,035,789
                     '''''''      '''''''      '''''''''''    '''''''''''


     The accompanying notes are an integral part of this statement.

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
               ----------------------------------------------

                          Money Market                  Magellan
                              Fund                        Fund
                        ------------------         -----------------

                        1997          1996         1997         1996
                        ----          ----         ----         ----

Income from
investments:
 Dividends and
  interest           $ 313,210     $ 288,859   $  956,946  $1,822,898
 Net appreciation/
  (depreciation)
  in market value
  of investments          --           --       2,119,177    (526,284)

Contributions:
 Participant's         444,560       505,506      853,040     842,060
 Employer's            176,868       185,665      273,884     306,813
                       -------       -------    ---------   ---------

Total additions:       934,638       980,030    4,203,047   2,445,487
                       -------       -------    ---------   ---------

Benefits paid to
 participants         (405,192)     (277,649)    (324,388)   (727,197)

Administrative
 expenses               (2,362)       (3,196)        (470)       (633)

Transfers between
 funds, net           (161,246)     (185,526)    (894,335) (1,807,692)
                      --------     ---------    ---------   ---------

                              APTARGROUP, INC.
                       PROFIT SHARING AND SAVINGS PLAN
                       -------------------------------

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                 ----------------------------------------------

                       Money Market                 Magellan
                           Fund                       Fund
                    ------------------         ----------------------
                      1997       1996            1997          1996
                     -----      -----            -----         -----
Net increase/
 (decrease) in
 net assets
 available for
 benefits for
 the period      $  365,838  $  513,659      $ 2,983,854   $   (90,035)

Net assets
 available for
 benefits,
 beginning of
 the period       6,298,051   5,784,392       11,727,436    11,817,471
                  ---------   ---------       ----------    ----------

Net assets
 available for
 benefits, end
 of the
 period          $6,663,889  $6,298,051      $14,711,290   $11,727,436
                  '''''''''   '''''''''       ''''''''''    ''''''''''


       The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
           FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
            FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
            -----------------------------------------------

                            AptarGroup                Growth and
                            Stock Fund                Income Fund
                       --------------------       -------------------

                         1997        1996           1997        1996
                        ------      ------         ------      ------
Income from
investments:
 Dividends and
  interest           $   39,783   $  32,375   $   400,205    $257,161
 Net appreciation/
  (depreciation)
  in market value
  of investments      1,787,044    (161,983)    1,505,007     553,537

Contributions:
 Participant's          335,079     290,730       630,976     419,972
 Employer's             106,950     103,954       184,921     138,231
                      ---------     -------     ---------   ---------

Total additions:      2,268,856     265,076     2,721,109   1,368,901
                      ---------     -------     ---------   ---------

Benefits paid to
 participants           (89,829)   (123,299)     (149,662)   (394,385)

Administrative
 expenses                  --          --            (687)       (484)

Transfers between
 funds, net            (136,393)    379,013       938,792   1,349,797
                       --------    --------     ---------   ---------

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                   --------------------------------

             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
            FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
             FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
             -----------------------------------------------

                           AptarGroup               Growth and
                           Stock Fund               Income Fund
                       -------------------       -----------------
                         1997        1996         1997        1996
                        ------      ------       ------      ------

Net increase/
 (decrease) in
 net assets
 available for
 benefits for the
 period             $ 2,042,634 $   520,790   $3,509,552  $2,323,829

Net assets
 available for
 benefits,
 beginning of
 the period           3,191,712   2,670,922    5,535,499   3,211,670
                      ---------   ---------    ---------   ---------
Net assets
 available for
 benefits, end of
 the period         $ 5,234,346 $ 3,191,712   $9,045,051  $5,535,499
                      '''''''''   '''''''''    '''''''''   '''''''''


      The accompanying notes are an integral part of this statement.







           12               APTARGROUP, INC
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

              STATEMENTS OF CHANES IN NET ASSETS AVAILABLE
             FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
              FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
              ----------------------------------------------

                             Managed                       Overseas
                           Income Fund                      Fund
                       --------------------         --------------------

                        1997           1996           1997          1996
                       ------         ------         ------        ------

Income from
investments:
 Dividends and
  interest           $  80,864      $  52,111      $  28,551    $  23,557
 Net appreciation/
  (depreciation)
  in market value
  of investments           --             --           1,345          928

Contributions:
 Participant's         134,163        116,348         51,933       30,782
 Employer's             38,529         40,086         18,374       11,575
                       -------        -------        -------       ------

Total additions:       253,556        208,545        100,203       66,842
                       -------        -------        -------       ------

Benefits paid to
 participants          (46,871)       (75,713)        (1,134)         (21)

Administrative
 expenses                 (283)          (170)            --           --

Transfers between
 funds, net            149,586        (95,525)        52,292      317,595
                      --------         ------        -------      -------

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     --------------------------------

               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
              FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
               -----------------------------------------------

                            Managed                       Overseas
                          Income Fund                       Fund
                      --------------------           ------------------

                        1997          1996            1997         1996
                       ------        ------          ------       ------

Net increase/
(decrease) in
 net assets
 available for
 benefits for the
 period             $   355,988   $    37,137      $ 151,361     $384,416

Net assets
 available for
 benefits,
 beginning of
 the period             843,225       806,088        384,416           --
                     -----------   ----------       --------      --------
Net assets
 available for
 benefits, end
 of the period      $ 1,199,213   $   843,225      $ 535,777     $384,416
                     ''''''''''    ''''''''''       ''''''''      ''''''''


     The accompanying notes are an integral part of this statement.

           14                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
              FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
               ----------------------------------------------

                               Asset
                              Manager                    Total
                      -----------------------   -----------------------
                       1997          1996         1997           1996
                      -----         -----        -----           -----
Income from
investments:
 Dividends and
  interest            $ 15,047     $ 3,478    $ 1,834,606    $ 2,480,439
 Net appreciation/
  (depreciation)
  in market value
  of investments        16,563        (940)     5,429,136       (134,742)

Contributions:
 Participant's          31,194       8,209      2,480,945      2,213,607
 Employer's              9,970       2,408        809,496        788,732
                        ------      ------     ----------      ---------

Total additions:        72,774      13,155     10,554,183      5,348,036
                        ------      ------     ----------      ---------

Benefits paid to
  participants          (1,685)        (43)    (1,018,761)    (1,598,307)

Administrative
 expenses                  --           --         (3,802)        (4,483)

Transfers between
 funds, net             51,304      42,338            --             --
                      --------     -------     ----------     ----------

           15                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
              FOR BENEFITS, WITH FUND INFORMATION (CONTINUED),
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
               ----------------------------------------------

                               Asset
                              Manager                    Total
                      -----------------------   -----------------------
                       1997          1996         1997            1996
                      -----         -----        -----           -----
Net increase/
(decrease) in
 net assets
 available for
 benefits for
 the period         $122,393      $ 55,450    $ 9,531,620     $ 3,745,246

Net assets
 available for
 benefits,
 beginning
 of the period        55,450            --     28,035,789      24,290,543
                     -------       -------     ----------      ----------
Net assets
 available for
 benefits, end of
 the period         $177,843      $ 55,450    $37,567,409     $28,035,789
                     '''''''       '''''''     ''''''''''      ''''''''''

     The accompanying notes are an integral part of this statement.

           16                  APTARGROUP, INC.
                       PROFIT SHARING AND SAVINGS PLAN
                       -------------------------------
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1997 AND 1996
                       --------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
---------------------------------

The AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, covers eligible full-time employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

An employee becomes eligible to participate at the beginning of each quarter after the completion of six months of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

Investment funds available that participants may select include the Money Market Fund, Magellan Fund, Managed Income Fund, Growth and Income Fund, Overseas Fund, Asset Manager and the AptarGroup Stock Fund. A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Money Market Fund and Managed Income Fund.


           17                APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONT'D)
                        DECEMBER 31, 1997 AND 1996
                   ---------------------------------------

Fidelity Management Trust Company is the trustee for the AptarGroup, Inc. Profit Sharing and Savings Plan, which includes separately the Money Market Fund, Magellan Fund, Growth and Income Fund, Managed Income Fund, Overseas Fund, Asset Manager Fund and AptarGroup Stock Fund. Trusteeship of the AptarGroup Stock Fund transferred to Fidelity Management Trust Company from CTC Illinois Trust Company effective May 1, 1997.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a participant terminates employment for any reason other than retirement after age 65, death, or disability, the nonvested amounts of the Employer contributions will be used to reduce contributions of the Employer. Nonvested amounts for participants which terminate employment for any reason other than retirement after age 65, death, or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description, which is available from the Plan Administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of investments
------------------------

All investments are stated at current market prices in actively traded markets.

Participant loans are valued at cost, which approximates fair market value.

           18                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1997 AND 1996
                    --------------------------------------

Contributions
-------------

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

Security transactions and investment income
-------------------------------------------

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation consists of realized and unrealized gains and losses. Realized gains and losses are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis, revalued at each year-end. Unrealized gains and losses are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year. Realized gains (losses) for the years ended December 31, 1997 and 1996 were $483,660 and $(154,276) respectively.






           19                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                        DECEMBER 31, 1997 AND 1996
                    --------------------------------------
Benefit payments
----------------

The plan follows the method of accounting for benefit payment obligations to terminated employees based upon American Institute of Certified Public Accountants ("AICPA") guidance for accounting and disclosure by employee benefit plans. Based on this accounting method, participant distributions payable at year-end are not presented as a liability in the Statement of Net Assets Available for Benefits or as benefit payments in the Statement of Changes in Net Assets Available for Benefits. This treatment results in a difference between benefit payments in the Plan's Form 5500 and the benefit payments in the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                 December 31,
                                             1997             1996
                                             ----             ----
Net assets available for benefits
 per the financial statements           $37,567,409       $28,035,789
Amounts allocated to withdrawing
 participants                           ( 3,055,014)      ( 1,445,868)
                                        ------------      ------------
Net assets available for benefits
 per the Form 5500                      $34,512,395       $26,589,921
                                        ''''''''''''      ''''''''''''

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                           Year ended December 31, 1997
                                           ----------------------------
Benefits paid to participants per
 the financial statements                            $1,018,761
Add: Amounts allocated to withdrawing
 participants at December 31, 1997                    3,055,014
Less: Amounts allocated to withdrawing
 participants at December 31, 1996                   (1,445,868)
                                                     -----------
Benefits paid to participants per
 the Form 5500                                       $2,627,907
                                                     '''''''''''



           20              APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                          DECEMBER 31, 1997 AND 1996
                    --------------------------------------

Trustee and administrative expenses
-----------------------------------

Expenses incurred in the administration of the Plan, except for loan service fees which are paid by the participants, are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the participant's vested account balance or $50,000. Each participant loan is evidenced by a note and is considered an investment to that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31,1997 interest rates on outstanding notes ranged from 7.0% to 10.0%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

Stock in the AptarGroup Stock Fund was acquired by the Trustee in 1997 and 1996 on behalf of investment elections by participants in the Plan.

NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------

The Internal Revenue Service has determined, and informed the Company by a letter dated March 27, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN
------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment.

           21                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1997 AND 1996
                    -------------------------------------

Employer contributions may be discontinued and the Company may terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

           22                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1997 AND 1996
                    -------------------------------------


NOTE 6 - INVESTMENTS:
---------------------

The cost and market value of investments at December 31, 1997 and 1996 are as follows:
                                                            Market
1997 Investments                         Cost               Value
----------------                         -----              -------
Money Market Fund-
 Fidelity Money Market Fund,
 5,611,887 shares                    $   5,611,887     $   5,611,887
Magellan Fund-
 Fidelity Magellan Fund Portfolio,
 154,417 shares                         11,792,938        14,711,290
AptarGroup Stock Fund-
 AptarGroup, Inc. Stock,
 94,313 shares                           2,944,748         5,234,346
Growth and Income Fund-
 Fidelity Growth and Income
 Portfolio #027-0254927262,
 237,403 shares                          6,686,379         9,045,051
Managed Income Fund-
 Fidelity Managed Income,
 1,199,213 shares                        1,199,213         1,199,213
Overseas Fund-
 Fidelity Overseas Fund
 16,465 shares                             540,447           535,777
Asset Manager Fund-
 Fidelity Asset Manager
 9,692 shares                              174,215           177,843
Participant Loans-
 Range of interest rates 7-10%           1,052,002         1,052,002
                                       -----------       -----------
                                       $30,001,829       $37,567,409
                                       '''''''''''       '''''''''''

           23                 APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1997 AND 1996
                    -------------------------------------


                                                                Market
1996 Investments                            Cost                Value
----------------                            -----               -------

Money Market Fund-
 Fidelity Money Market Fund,
 5,451,545 shares                       $  5,451,545        $   5,451,545
Magellan Fund-
 Fidelity Magellan Fund Portfolio,
 145,411 shares                           10,555,922           11,727,436
AptarGroup Stock Fund-
 AptarGroup, Inc. Stock,
 90,545 shares                             2,483,054            3,191,712
Growth and Income Fund-
 Fidelity Growth and Income Portfolio
 #027-0254927262,
 180,133 shares                            4,444,659            5,535,499
Managed Income Fund-
 Fidelity Managed Income,
 843,225 shares                              843,225              843,225
Overseas Fund-
 Fidelity Overseas Fund
 12,465 shares                               383,723              384,416
Asset Manager Fund-
 Fidelity Asset Manager
 3,367 shares                                 56,378               55,450
Participant Loans-
 Range of interest rates 7-11%               846,506              846,506
                                         -----------          -----------
                                         $25,065,012          $28,035,789
                                         '''''''''''          '''''''''''


           24                                                  SCHEDULE I

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

                  ASSETS HELD FOR INVESTMENT PURPOSES
                          AT DECEMBER 31, 1997
                          --------------------


                                                       Number of
     Party Involved                Description           Shares
----------------------             ------------        ----------

Fidelity Money Market
Trust Retirement
Government Money Market
Portfolio                          Mutual Fund           5,611,887

Fidelity Magellan Fund
Portfolio                          Mutual Fund             154,417

AptarGroup, Inc. Stock *           Common Stock             94,313

Fidelity Growth and
Income Portfolio
#027-0254927262                    Mutual Fund             237,403

Fidelity Managed Income
Fund                               Mutual Fund           1,199,213

Fidelity Overseas Fund             Mutual Fund              16,465

Fidelity Asset Manager             Mutual Fund               9,692

Participant Loans *                   Loan                    --





* Party-in-interest


           25                                                   SCHEDULE I
                             APTARGROUP, INC.
                 PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                 ----------------------------------------

                    ASSETS HELD FOR INVESTMENT PURPOSES
                           AT DECEMBER 31, 1997
                           --------------------


      Party Involved                      Cost               Market Value
-------------------------                ------              -------------

Fidelity Money Market Trust
Retirement Government Money
Market Portfolio                      $ 5,611,887             $ 5,611,887

Fidelity Magellan Fund Portfolio       11,792,938              14,711,290

AptarGroup, Inc. Stock *                2,944,748               5,234,346

Fidelity Growth and Income
Portfolio #027-0254927262               6,686,379               9,045,051

Fidelity Managed Income Fund            1,199,213               1,199,213

Fidelity Overseas Fund                    540,447                 535,777

Fidelity Asset Manager                    174,215                 177,843

Participant Loans *                     1,052,002               1,052,002
                                       ----------              ----------

Total Assets Held for Investment      $30,001,829             $37,567,409
                                       ''''''''''              ''''''''''








* Party-in-interest

          26                                                   SCHEDULE II
                           APTARGROUP, INC.
                   PROFIT SHARING AND SAVINGS PLAN
                   --------------------------------

                         REPORTABLE TRANSACTIONS
                   For the Year Ended December 31, 1997
                   -------------------------------------

               AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
               --------------------------------------------

                        Description      No. of     Purchase      Selling
  Party involved       of investment  transactions   price         price
--------------------   -------------  -------------  --------     ---------

Fidelity Magellan Fund  Mutual fund        127      $2,906,107 $     --
Fidelity Magellan Fund  Mutual fund         65           --      2,041,430
Fidelity Money
 Market Trust           Mutual fund         91       1,592,433      --
Fidelity Money
 Market Trust           Mutual fund         70           --      1,432,091
Fidelity Growth &
 Income                 Mutual fund        112       3,136,693      --
Fidelity Growth &
 Income                 Mutual fund         48           --      1,132,149
Managed Income
 Fund                   Mutual fund         62       1,325,794      --
Managed Income
 Fund                   Mutual fund         48          --         969,806
AptarGroup Stock
 Fund *                Common stock         69         906,222      --
AptarGroup Stock
 Fund *                Common stock         31          --         650,632
Fidelity Overseas
 Fund                   Mutual fund         50         407,278      --
Fidelity Overseas
 Fund                   Mutual fund         16          --         257,263
Fidelity Asset
 Manager                Mutual fund         38         256,929      --
Fidelity Asset
 Manager                Mutual fund          6          --         151,099




* Party-in-interest
           27                                                 SCHEDULE II
                           APTARGROUP, INC.
                PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                ----------------------------------------

                       REPORTABLE TRANSACTIONS
                For the Year Ended December 31, 1997
                -------------------------------------

              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
              --------------------------------------------

                                         Lease               Expense
   Party involved                        rental              incurred
----------------------                   -------             ---------

Fidelity Magellan Fund                      --                   --
Fidelity Magellan Fund                      --                   --
Fidelity Money
 Market Trust                               --                   --
Fidelity Money
 Market Trust                               --                   --
Fidelity Growth &
 Income                                     --                   --
Fidelity Growth &
 Income                                     --                   --
Managed Income
 Fund                                       --                   --
Managed Income
 Fund                                       --                   --
AptarGroup Stock
 Fund *                                     --                   --
AptarGroup Stock
 Fund *                                     --                   --
Fidelity Overseas
 Fund                                       --                   --
Fidelity Overseas
 Fund                                       --                   --
Fidelity Asset
 Manager                                    --                   --
Fideltiy Asset
 Manager                                    --                   --





* Party-in-interest


           28                                                 SCHEDULE II
                           APTARGROUP, INC.
                PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                ----------------------------------------

                        REPORTABLE TRANSACTIONS
                  For the Year Ended December 31, 1997
                  -------------------------------------

              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
              --------------------------------------------
                                                Current            Net
                               Cost              value             gain
   Party involved            of asset        transaction date    or (loss)
----------------------      ----------       -----------------  -----------

Fidelity Magellan Fund    $     --             $ 2,906,107      $     --
Fidelity Magellan Fund       1,669,092           2,041,430         372,338
Fidelity Money
 Market Trust                   --               1,592,433            --
Fidelity Money
 Market Trust                1,432,091           1,432,091            --
Fidelity Growth &
 Income                         --               3,136,693            --
Fidelity Growth &
 Income                        894,974           1,132,149         237,175
Managed Income
 Fund                           --               1,325,794            --
Managed Income
 Fund                          969,806             969,806            --
AptarGroup Stock
 Fund *                         --                 906,222            --
AptarGroup Stock
 Fund *                        444,528             650,632         206,104
Fidelity Overseas
 Fund                           --                 407,278             --
Fidelity Overseas
 Fund                          250,554             257,262           6,708
Fidelity Asset
 Manager                        --                 256,929             --
Fidelity Asset
 Manager                       139,093             151,099          12,006





* Party-in-interest

                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   AptarGroup, Inc.


                   By:     AptarGroup, Inc., as Plan Administrator


                   By:     /s/Lawrence Lowrimore
                           ----------------------
                           Lawrence Lowrimore
                           Vice President-Human Resources



June 24, 1998

                                 EXHIBIT INDEX



Exhibit No.      Description                          Sequential Page No.
-----------      ------------                         --------------------

    A            Consent of Independent Accountants           31

           31                                                EXHIBIT A



                   CONSENT OF INDEPENDENT ACCOUNTANTS
                   -----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-80408) of AptarGroup, Inc. of our report dated June 15, 1998 appearing on page 3 of this Form 11-K.




/S/ Price Waterhouse LLP
------------------------

Price Waterhouse LLP
Chicago, Illinois

June 19, 1998